Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
December 22, 2009

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On December 22, 2009, China Life Insurance Company Limited issued two announcements in Chinese, English translation of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.
EXHIBIT LIST

Exhibit	Description

99.1	English translation of the announcement dated December 21, 2009

99.2	English translation of the announcement dated December 21, 2009

Commission File Number 001-31914

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)
	By:	/s/ Wan Feng
(Signature)
December 22, 2009	Name: Title:	Wan Feng President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
IMPORTANT
The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
Announcement on Resolutions of the Fourth Meeting of the Third
Session of the Board of Directors
The fourth meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 21, 2009 at the conference room located at 31F of the headquarters of the Company. The directors were notified of the Meeting by way of a written notice dated December 7, 2009. Nine of the eleven directors of the Company, who were Yang Chao, Chairman and executive director of the Company, Wan Feng and Liu Yingqi, executive directors of the Company, Miao Jianmin and Shi Guoqing, non-executive directors of the Company, Ma Yongwei, Sun Changji and Bruce D. Moore, independent directors of the Company, participated in the Meeting in person; Sun Shuyi, independent director of the Company, participated in the Meeting through conference call; Lin Dairen, executive director of the Company, and Zhuang Zuojin, non-executive director of the Company, were on business leave, but respectively authorized Wan Feng (executive director of the Company) and Shi Guoqing (non-executive director of the Company) in writing, to act on their behalf and cast votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors who participated in the Meeting passed the following resolutions after sufficient review and discussion:

Commission File Number 001-31914

1.      Passed the Proposal on the Renewal of Asset Management Agreement
The Board agreed to renew the Asset Management Agreement between China Life Insurance Asset Management Company Limited (the “AMC”) and the Company. The Asset Management Agreement will expire on December 31, 2010 after such renewal.
According to the listing rules of Shanghai Stock Exchange, AMC is a controlled subsidiary of the Company. As such, transactions between AMC and the Company are not related party transactions. According to the listing rules of Hong Kong Stock Exchange, AMC is an affiliate of the Company. As such, Yang Chao, Wan Feng, Miao Jianmin, Shi Guoqing, and Zhuang Zuojin, as affiliated directors, abstained from the voting to this proposal. Independent directors of the Company gave independent opinions to agree on this proposal.
Directors of the Company (including independent directors) consider that such related party transaction was conducted under general commercial terms, is fair and reasonable to the Company and all shareholders of the Company, and is in the interest of the Company and its shareholders.
Voting result: 6 for, 0 against, with no abstention
2.      Passed the Proposal on the Execution of a Property Lease Agreement with China Life Investment Holding Company Limited
The Board consented to the execution of a Property Lease Agreement between China Life Investment Holding Company Limited and the Company. The Property Lease Agreement will become effective on January 1, 2010, and expire on December 31, 2012. The estimated annual rental will be around RMB 70 million in total, which will be adjusted accordingly (as agreed) if there is any slight change to the rental range.
China Life Investment Holding Company Limited is a wholly owned subsidiary of China Life Insurance (Group) Company. According to the listing regulatory rules and provisions under the AOA, Yang Chao, Wan Feng, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, as affiliated directors, abstained from the voting to the proposal. Independent directors of the Company gave independent opinions to agree on this proposal.
Directors of the Company (including independent directors) consider that such related party transaction was conducted under general commercial terms, is fair and reasonable to the Company and all shareholders of the Company, and is in the interest of the Company and its shareholders.
Voting result: 6 for, 0 against, with no abstention
3.      Passed the Proposal on the Appointment of Mr. Miao Ping as a Vice President of the Company
The Board agreed on the appointment of Mr. Miao Ping as a vice president of the Company. Independent directors of the Company gave independent opinions to agree on this proposal. Please refer to the appendix to this announcement for Mr. Miao Ping’s resume.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention
4.      Passed the Proposal on the Removal of Mr. Liu Anlin as the Chief Information Technology Officer of the Company
The Board agreed to remove Mr. Liu Anlin as the chief information technology officer of the Company and will offer him another position. Independent directors of the Company gave independent opinions to agree on this proposal.
Voting result: 11 for, 0 against, with no abstention
5.      Passed the Proposal on the Nomination of Candidates for Directors of China Life Property and Casualty Insurance Company Limited
The Company nominated Mr. Wan Feng and Mr. Su Hengxuan as the candidates for non-executive directors of the second session of the board of directors of China Life Property and Casualty Insurance Company Limited.
Voting result: 11 for, 0 against, with no abstention
At the Meeting, directors of the Company who were present were also debriefed about the Progress Report on Unifying the Accounting Principles to be adopted for the Company’s financial statements to be included in the A share and H share annual reports and the Report on the Change of ADR Depository Bank.
Appendix: Resume of Mr. Miao Ping
Board of Directors of China Life Insurance Company Limited
December 21, 2009
Appendix:
Resume
Miao Ping was born in 1958. He has been the general manager of the Company’s Jiangsu branch since September 2006. Mr. Miao has served as the general manager of the branch company of Jiangxi Province from September 2004 and has been a deputy general manager of the branch company of Jiangsu Province of the Company from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majored in Economics and Management. Mr. Miao, a senior economist, has 28 years of experience in the operation of life insurance business and the management of insurance business.

Commission File Number 001-31914

EXHIBIT 99.2

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
IMPORTANT
The Company and all members of its Board of Supervisors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
Announcement on Resolutions of the Fourth Meeting of the Third
Session of the Board of Supervisors
The fourth meeting (the “Meeting”) of the third session of the Board of Supervisors (the “Supervisory Board”) of China Life Insurance Company Limited (the “Company”) was held on December 21, 2009 at the conference room located at 29F of the headquarters of the Company. The supervisors were notified of the Meeting by way of a written notice dated December 8, 2009. All of the five supervisors of the Company, who were Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui participated in the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Supervisors of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who participated in the Meeting were debriefed about the Progress Report on Unifying the Accounting Principles to be adopted for the Company’s financial statements to be included in the A share and H share annual reports and request all relevant departments to actively make their best efforts to proceed with this task.
Board of Supervisors of China Life Insurance Company Limited
December 21, 2009